March 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

RE:	Lytus Technologies Holdings PTV. Ltd.
Registration Statement on Form F-1
File No. 333-285389

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Lytus Technologies Holdings PTV. Ltd. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:30 pm Eastern Time on March 12, 2025, or as soon thereafter as practicable.

Please notify Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Very truly yours,

/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

cc:	Thomas Poletti, Esq.

Veronica Lah, Esq.